SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the six months ended June 30, 2008

AEGON N.V.

(Translation of registrant’s name into English)

AEGONplein 50

P.O. Box 85

2501 CB The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F                        ☐  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes                        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

The financial statements, notes thereto and Operating and Financial Review and Prospects of AEGON N.V. listed below are attached hereto as Exhibit 99.1. Such financial statements and discussion and analysis are incorporated by reference herein and in AEGON’s Registration Statements under the Securities Act of 1933 on Form F-3 (Nos 33-27604, 33-80246, 333-11458, 333-105463, 333-106497 and 333-150786) and on Form S-8 (Nos 33-89814, 333-7040, 333-8500, 333-123986, 333-129661, 333-129662, 333-132837, 333-132839, 333-132841, 333-138210, 333-144174, 333-144175, 333-150774, 333-151983 and 333-151984).

Item 1:	Financial Statements

Condensed Consolidated Balance Sheets at June 30, 2008 and December 31, 2007

Condensed Consolidated Income Statements for the six months ended June 30, 2008 and June 30, 2007

Condensed Consolidated Cash Flow Statements for the six months ended June 30, 2008 and June 30, 2007

Condensed Consolidated Statements of Changes in Shareholders’ Equity for the six months ended June 30, 2008 and June 30, 2007

Notes to the Condensed Consolidated Financial Statements

Item 2:	Operating and Financial Review and Prospects

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: September 23, 2008

/s/ Ruurd A. van den Berg
Ruurd A. van den Berg
Executive Vice President
Group Finance & Information

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